SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 Amendment No. 3 ______________________________________________________________________________
O.A.K. FINANCIAL CORPORATION (Name of Issuer)
Common Stock (Title of Class of Securities)
67081P 10 5 (CUSIP Number)

Steven J. Tjapkes, Esq.

Clark Hill PLC

200 Ottawa Ave. N.W., Suite 500

Grand Rapids, MI 49503

(616) 608-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2007 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081P 10 5
___________________________________________________________________________________ (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Willard J. Van Singel Trust
___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) OO
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

93,038.27

___________________________________________________________________________________

(8) Shared Voting Power 68,883.68 ___________________________________________________________________________________
(9) Sole Dispositive Power 93,038.27 ___________________________________________________________________________________
(10) Shared Dispositive Power 68,883.68
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 161,921.95
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 5.99%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) OO

CUSIP No. 67081P 10 5

___________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel

(as trustee of the Willard J. Van Singel Trust)

___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) OO
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

93,038.27

___________________________________________________________________________________

(8) Shared Voting Power 68,883.68 ___________________________________________________________________________________
(9) Sole Dispositive Power 93,038.27 ___________________________________________________________________________________
(10) Shared Dispositive Power 68,883.68
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 161,921.95
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 5.99%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

CUSIP No. 67081P 10 5

___________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Willard J. Van Singel 2008 Grantor Retained Annuity Trust

___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) Not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

108,5000

___________________________________________________________________________________

(8) Shared Voting Power 0 ___________________________________________________________________________________
(9) Sole Dispositive Power 108,500 ___________________________________________________________________________________
(10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 108,500
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 4.01%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) OO

CUSIP No. 67081P 10 5

___________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Gordon J. Van Singel

(as Co-trustee of the Willard J. Van Singel 2008 Grantor Retained Annuity Trust)

___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) Not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

108,500

___________________________________________________________________________________

(8) Shared Voting Power 0 ___________________________________________________________________________________
(9) Sole Dispositive Power 108,500 ___________________________________________________________________________________
(10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 108,500
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 4.01%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

CUSIP No. 67081P 10 5

___________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

John A. Van Singel

(as Co-trustee of the Willard J. Van Singel 2008 Grantor Retained Annuity Trust)

___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) Not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

108,500

___________________________________________________________________________________

(8) Shared Voting Power 0 ___________________________________________________________________________________
(9) Sole Dispositive Power 108,500 ___________________________________________________________________________________
(10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 108,500
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 4.01%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

CUSIP No. 67081P 10 5
___________________________________________________________________________________ (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Van Singel Holdings, LLC
___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

68,883.68

___________________________________________________________________________________

(8) Shared Voting Power 0 ___________________________________________________________________________________
(9) Sole Dispositive Power 68,883.68 ___________________________________________________________________________________
(10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 68,883.68
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 2.54%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) OO

CUSIP No. 67081P 10 5
___________________________________________________________________________________ (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Gordon J. Van Singel
___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) Not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

5,981

___________________________________________________________________________________

(8) Shared Voting Power 270,421.95 ___________________________________________________________________________________
(9) Sole Dispositive Power 5,981 ___________________________________________________________________________________
(10) Shared Dispositive Power 270,421.95
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 276,402.95
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 10.22%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

CUSIP No. 67081P 10 5
___________________________________________________________________________________ (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons John A. Van Singel
___________________________________________________________________________________ (2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC Use Only
___________________________________________________________________________________ (4) Source of Funds (See Instructions) Not applicable
___________________________________________________________________________________ (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or Place of Organization United States of America

___________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power

16,533

___________________________________________________________________________________

(8) Shared Voting Power 177,383.68 ___________________________________________________________________________________
(9) Sole Dispositive Power 16,533 ___________________________________________________________________________________
(10) Shared Dispositive Power 177,383.68
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 193,916.68
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 7.17%
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

No material change. The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $1.00 per share (the “Common Stock”), of O.A.K. Financial Corporation, a Michigan corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 2445 – 84th Street, S.W., Byron Center, MI 49315.

Item 2. Identity and Background

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on December 13, 2004, the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on August 5, 2008, and the Amendment No. 2 to Schedule 13D (“Amendment No. 2”, and collectively with the Schedule 13D and Amendment No. 1, the “Schedule 13D Filings”) filed with the Securities and Exchange Commission on October 27, 2006. This Amendment No. 3 is being filed on behalf of the Willard J. Van Singel Trust (the “Willard J. Van Singel Trust”), Gordon J. Van Singel, Trustee of the Willard J. Van Singel Trust, the Willard J. Van Singel 2008 Grantor Retained Annuity Trust (the “Willard J. Van Singel GRAT”), John A. Van Singel and Gordon J. Van Singel, Co-Trustees of the Willard J. Van Singel GRAT, Van Singel Holdings, LLC, a Michigan limited liability company (“Van Singel Holdings”), Gordon J. Van Singel and John A. Van Singel with respect to the Common Stock of the Issuer. The seven persons are collectively referred to as the “Reporting Persons”. The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached as Exhibit 1 hereto, and incorporated by reference herein.

The address of the Willard J. Van Singel Trust, the Willard J. Van Singel GRAT and Gordon J. Van Singel is 7261 Brooklyn SE, Grand Rapids, Michigan 49508, United States of America.

The address of John A. Van Singel is 2201 Pleasant Pond SW, Byron Center, Michigan 49315, United States of America.

The principal office of Van Singel Holdings is 2201 Pleasant Pond SW, Byron Center, Michigan 49315. The principal business of Van Singel Holdings is that of a limited liability company, currently focusing on management of investments. John A. Van Singel is the Manager of Van Singel Holdings. John A. Van Singel, Gordon J. Van Singel and the Willard J. Van Singel Trust are members of Van Singel Holdings. Gordon J. Van Singel is the sole trustee of the Willard J. Van Singel Trust.

During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

On May 11, 2007, the Willard Van Singel Trust acquired 24,412.57 shares of Common Stock pursuant to a 10% stock dividend issued by the Issuer. On September 25, 2008, the Willard Van Singel Trust transferred 108,500 shares of Common Stock of the Issuer to the Willard J. Van Singel GRAT.

On January 19, 2009, Gordon J. Van Singel became subject to reporting by reason of the appointment upon the death of his father, Willard J. Van Singel, as trustee of the Willard Van Singel Trust (which is also a member of Van Singel Holdings) which held 158,038.27 shares of the issuer on the date of death, and as co-trustee of the 2008 Willard Van Singel GRAT, which held 108,500 shares of the issuer on the date of death.

On January 19, 2009, John A. Van Singel became subject to reporting by reason of the appointment upon the death of his father, Willard J. Van Singel, as co-trustee of the 2008 Willard Van Singel GRAT, which held 108,500 shares of the issuer on the date of death.

Gordon J. Van Singel and John A. Van Singel disclaim beneficial ownership of the shares held by the Willard Van Singel Trust, the Willard Van Singel GRAT and Van Singel Holdings, to which the Willard Van Singel Trust is a member, pursuant to Rule 13d-4.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph:

The Reporting Persons have acquired the shares in order to invest in the Issuer. The Reporting Persons intend to review from time to time the Issuer’s business affairs and based on such evaluation and review, and subject to applicable law and regulation and depending upon certain factors, including without limitation, the financial performance of the Issuer, the Reporting Persons may consider from time to time various strategic alternatives. Such strategic alternatives may include, among other things, (i) the acquisition of additional shares of Common Stock or other securities of the Issuer through open market purchases or otherwise, (ii) the sale of any number of shares of Common Stock or other securities of the Issuer through the open market or otherwise, (iii) extraordinary corporate transactions, or (iv) any other of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following paragraph:

Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 10, 2008, there are 2,703,009 shares of Common Stock outstanding. Based on the foregoing, the 93,038.27 shares of Common Stock owned by the Willard J Van Singel Trust represents approximately 3.44% of the Common Stock issued and outstanding (the “Willard J. Van Singel Trust Shares”), the 108,500 shares of Common Stock owned by the the Willard J. Van Singel GRAT represents approximately 4.01% of the Common Stock issued and outstanding (the “Willard J. Van Singel GRAT Shares”), the 68,883.68 shares of Common Stock owned by Van Singel Holdings represents approximately 2.54% of the Commons Stock issued and outstanding (the “Van Singel Holdings Shares”), the shares of Common Stock owned by Gordon J. Van Singel represents approximately 0.22% of the Commons Stock issued and outstanding (the “Gordon J. Van Singel Shares”) and the 16,533 shares of Common Stock owned by John A. Van Singel represents approximately 0.61% of the Commons Stock issued and outstanding (the “John A. Van Singel Shares”). Collectively, the 292,935.95 shares beneficially owned by the Reporting Persons represents approximately 10.83% of the Common Stock issued and outstanding (the “Subject Shares”). The Subject Shares are comprised of the Willard J. Van Singel Trust Shares, the Willard J. Van Singel GRAT Shares, the Van Singel Holdings Shares, the Gordon J. Van Singel Shares and the John A. Van Singel Shares.

The Willard J. Van Singel Trust will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares. As trustee of the Willard J. Van Singel Trust, Gordon J. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares. Gordon J. Van Singel does not own any of the Willard J. Van Singel Trust Shares, and disclaims any beneficial ownership of the Willard J. Van Singel Trust Shares.

The Willard J. Van Singel GRAT will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Willard J. Van Singel GRAT Shares. As co-trustees of the Willard J. Van Singel GRAT, Gordon J. Van Singel and John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel GRAT Shares. Gordon J. Van Singel and John A. Van Singel do not own any of the Willard J. Van Singel GRAT, and disclaim any beneficial ownership of the Willard J. Van Singel GRAT Shares.

Van Singel Holdings will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Van Singel Holdings Shares. As members of Van Singel Holdings, the Willard J. Van Singel Trust, Gordon J. Van Singel and John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares, and as Manager of Van Singel Holdings, John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares. None of the Willard J. Van Singel Trust, Gordon J. Van Singel or John A. Van Singel owns any of the Van Singel Holdings Shares and each such entity and/or individual disclaims any beneficial ownership of the Van Singel Holdings Shares (and any shares of Common Stock held by Van Singel Holdings).

Gordon J. Van Singel’s individual holdings in the Issuer include: (a) 958 shares individually owned, (b) 102 shares owned by his personal IRA, of which Gordon J. Van Singel is the beneficiary, (c) 1,679 shares owned jointly with his wife, Anne Van Singel, (d) 1,621 shares as custodian of an UGMA for the benefit of his son, Christian Van Singel, and (e) 1,621 shares as custodian of an UGMA for the benefit of his son, David Van Singel. By virtue of Gordon J. Van Singel’s position as trustee of the Willard J. Van Singel Trust (which trust is also a member of Van Singel Holdings), co-trustee of the Willard J. Van Singel GRAT, and as a member of Van Singel Holdings, Gordon J. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Willard J. Van Singel Trust Shares and/or the Willard J. Van Singel GRAT Shares and/or the Van Singel Holdings Shares. Gordon J. Van Singel disclaims any beneficial ownership of any of the Willard J. Van Singel Trust Shares, the Willard J. Van Singel GRAT Shares, and the Van Singel Holdings Shares.

John A. Van Singel’s individual holdings in the Issuer include: (a) 15,730 shares individually owned and, (b) 803 shares owned by jointly with his wife, Linda Van Singel. By virtue of John A. Van Singel’s position as the Manager of Van Singel Holdings, as a member of Van Singel Holdings, and as a co-trustee of the Willard J. Van Singel GRAT, John A. Van Singel may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Van Singel Holdings Shares and/or the Willard J. Van Singel GRAT Shares. John A. Van Singel disclaims any beneficial ownership of any of the Van Singel Holdings Shares and the Willard J. Van Singel GRAT Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of the Common Stock of the Issuer other than the Subject Shares.

The trading dates, number of shares of Common Stock sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock of the Issuer within the last 60 days, which were all sold in brokered transactions, are set forth below:

DATE	QTY	COST PER SHARE	TOTAL $
Willard Van Singel Trust

April 2, 2009	10,000	$16.35	$163,499.07
April 16, 2009	265	$17.20	$4,557.88
April 16, 2009	10,000	$16.40	$163,995.78
April 20, 2009	44,735	$15.90	$711,268.21
Total Willard Van Singel Trust	65,000		$1,043,320.94

John A. and Linda Van Singel

March 23, 2009	292	$15.71	$4,587.99
Total John A. and Linda Van Singel	292		$4,587.99

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph:

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1	Joint Filing Agreement, by and among the Reporting Persons, dated July 3, 2009.

Signatures.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

July 3, 2009 Date
WILLARD J. VAN SINGEL TRUST /s/ Gordon J. Van Singel By: Gordon J. Van Singel, Trustee
WILLARD J. VAN SINGEL 2008 Grantor Retained Annuity Trust /s/ Gordon J. Van Singel By: Gordon J. Van Singel, Co-Trustee /s/ John A. Van Singel By: John A. Van Singel, Co-Trustee
VAN SINGEL HOLDINGS, LLC /s/ John A. Van Singel By: John A. Van Singel, its Manager
GORDON J. VAN SINGEL /s/ Gordon J. Van Singel

JOHN A. VAN SINGEL /s/ John A. Van Singel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).